UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934 (Amendment No.)

☑ Filed by the Registrant   ☐ Filed by a Party other than the Registrant

CHECK THE APPROPRIATE BOX:

☐	Preliminary Proxy Statement
☐	Confidential, For Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐	Definitive Proxy Statement
☑	Definitive Additional Materials
☐	Soliciting Material Under Rule 14a-12



McDonald's Corporation

(Name of Registrant as Specified In Its Charter)
(Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

PAYMENT OF FILING FEE (CHECK THE APPROPRIATE BOX):

☑	No fee required.
☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.
	1) Title of each class of securities to which transaction applies:
	2) Aggregate number of securities to which transaction applies:
	3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):
	4) Proposed maximum aggregate value of transaction:
	5) Total fee paid:
☐	Fee paid previously with preliminary materials:
☐	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
	1) Amount previously paid:
	2) Form, Schedule or Registration Statement No.:
	3) Filing Party:
	4) Date Filed:

The following material amends and supplements the Proxy Statement of McDonald's Corporation ("McDonald's" or the "Company") filed with the Securities and Exchange Commission on April 12, 2018 relating to the Company's 2018 Annual Shareholders' Meeting to be held on Thursday, May 24, 2018.

After the Proxy Statement was filed, Margaret Georgiadis, a member of the Company's Board of Directors, was appointed Chief Executive Officer of Ancestry, a global leader in family history and consumer genomics, effective May 10, 2018. Ms. Georgiadis previously served as Chief Executive Officer and a director of Mattel, Inc. ("Mattel") until April 26, 2018 and will serve as an Executive Advisor to the CEO of Mattel until May 10, 2018.

This supplement should be read in conjunction with the Proxy Statement, including Ms. Georgiadis's full biography.